Reclassification of Capital Accounts: The Fund accounts for and reports distributions to shareholders in accordance with "Statement of Position 93-2:
Determination, Disclosure, and Financial Statement
Presentation of Income,
Capital Gain, and Return of Capital Distributions by
Investment Companies."
The effect of applying this statement was to decrease accumulated net investment loss by $928,383, increase accumulated net realized loss on investments by $197,412 and decrease paid in capital in excess of par by
$730,971 for redemptions utilized as distributions for federal income tax purposes during the year and a tax operating loss for the year ended March
31, 1999. Net investment loss, net realized gains and net assets were not affected by this change.